SEC MAIL RECEIVED PROCESSING
JUL 15 2004
WASH. D.C. 185 SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	**0001292352**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 7, 2004, Series 2004-PW1	**333-112237** -01

Name of Person Filing the Document
(If Other than the Registrant)

04038219

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

[TPW: NYLEGAL:249676.2] 19960-00039 07/14/04 12:36pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf the undersigned thereunto duly authorized.

Dated: July 14, 2004

ARGENT SECURITIES INC.

By: [signature]

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$147,954,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-PW1

May 14, 2004

Argent Securities Inc.

ARGENT MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

RBS Greenwich Capital

Morgan Stanley

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by Argent Securities LLC (the "Depositor"). Neither Greenwich Capital Markets, Inc. ("Greenwich") nor Morgan Stanley & Co. Incorporated ("Morgan Stanley") makes any representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the prospectus supplement ("Prospectus Supplement") for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by Greenwich and/or Morgan Stanley and will be superseded by the applicable final Prospectus Supplement and any other information subsequently circulated and/or filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Greenwich and/or Morgan Stanley is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by Greenwich and/or Morgan Stanley in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based in part on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich, Morgan Stanley, nor any of their respective affiliates make any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

AN INVESTOR OR POTENTIAL INVESTOR IN THE CERTIFICATES (AND EACH EMPLOYEE, REPRESENTATIVE, OR OTHER AGENT OF SUCH PERSON OR ENTITY) MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION, THE TAX TREATMENT AND TAX STRUCTURE OF THE TRANSACTION (AS DEFINED IN UNITED STATES TREASURY REGULATION SECTION 1.6011-4) AND ALL RELATED MATERIALS OF ANY KIND, INCLUDING OPINIONS OR OTHER TAX ANALYSES, THAT ARE PROVIDED TO SUCH PERSON OR ENTITY. HOWEVER, SUCH PERSON OR ENTITY MAY NOT DISCLOSE ANY OTHER INFORMATION RELATING TO THIS TRANSACTION UNLESS SUCH INFORMATION IS RELATED TO SUCH TAX TREATMENT AND TAX STRUCTURE.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY GREENWICH OR MORGAN STANLEY AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES.

TERM SHEET DATED May 14, 2004

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-PW1
$147,954,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type(1), (2)	WAL(3), (4) (yrs) Call / Mat	Principal Payment Window(3), (4) Call / Mat	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M	Initial Target Credit Enhancement (%)
Offered Certificates									
A-2	21,419,000	FLT/SEQ/SR	6.34/7.44	51-90/51-205	0	Act/360	June 2034	AAA / Aaa	27.35%
A-3	50,060,000	FLT/SR	2.18/2.37	1-90/1-207	0	Act/360	June 2034	AAA / Aaa	27.35%
IO	Notional Amount(5)	FIX/NAS	N/A	N/A	6	30/360	Dec 2006	AAA / Aaa	N/A
M-1	16,275,000	FLT/MEZ	5.32/5.91	46-90/46-184	0	Act/360	June 2034	AA+ / Aa1	22.70%
M-2	18,025,000	FLT/MEZ	5.19/5.76	42-90/42-176	0	Act/360	June 2034	AA / Aa2	17.55%
M-3	7,525,000	FLT/MEZ	5.13/5.69	41-90/41-166	0	Act/360	June 2034	AA- / Aa3	15.40%
M-4	6,825,000	FLT/MEZ	5.11/5.65	40-90/40-161	0	Act/360	June 2034	A+ / A1	13.45%
M-5	8,750,000	FLT/MEZ	5.09/5.61	39-90/39-156	0	Act/360	June 2034	A / A2	10.95%
M-6	3,850,000	FLT/MEZ	5.07/5.57	39-90/39-148	0	Act/360	June 2034	A- / A3	9.85%
M-7	6,475,000	FLT/MEZ	5.07/5.54	38-90/38-144	0	Act/360	June 2034	BBB+ / Baa1	8.00%
M-8	3,850,000	FLT/MEZ	5.05/5.49	38-90/38-136	0	Act/360	June 2034	BBB /Baa2	6.90%
M-9	4,900,000	FLT/MEZ	5.05/5.44	38-90/38-130	0	Act/360	June 2034	BBB- / Baa3	5.50%
Non-Offered Certificates									
A-1	192,771,000	FLT/SR	Not Offered		0	Act/360	June 2034	AAA / Aaa	27.35%
M-10	4,375,000	FLT/MEZ	Not Offered		0	Act/360	June 2034	BB+ / Ba1	4.25%
M-11	4,900,000	FLT/MEZ	Not Offered		0	Act/360	June 2034	BB / Ba2	2.85%
CE	0	N/A	Not Offered					N/R	N/A
P	100	N/A	Not Offered					N/R	N/A
R		N/A	Not Offered					N/R	N/A

(1) The interest rate on each of the certificates (other than the Class IO Certificates) is subject to the related Net WAC Rate Cap (except with respect to the first Interest Accrual Period).
(2) The Certificates (other than the Class IO Certificates) will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The Class IO Certificates will be divided into two components, Class IO-1 and IO-2 Component, which will have declining notional amounts as set forth herein.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	100% PPC (2% CPR growing to 20% CPR over 10 months)
Adjustable-Rate Mortgage Loans	27% CPR

Part I: Key Terms

Parties:

Depositor:	Argent Securities Inc.
Originators:	Argent Mortgage Company, LLC and Olympus Mortgage Company.
Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Lead Underwriters:	Greenwich Capital Markets, Inc. and Morgan Stanley & Co. Incorporated.
Co-Manager:	UBS Securities LLC

Collateral

Mortgage Loans:

As of the Collateral Selection Date, 2,002 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $349,720,513. References to percentages or balances herein are with respect to the Collateral Selection Date Mortgage Loans and are based on the aggregate scheduled principal balance of such mortgage loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates and interest on the Class IO Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 1,841 adjustable-rate and fixed-rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $283,466,359 with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Mortgage Loans: 161 adjustable-rate and fixed-rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $66,254,154 with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Up to 10% of the Mortgage Loans identified on the Collateral Selection Date will be deleted and other mortgage loans will be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein although the range of mortgage rates and maturities and certain other characteristics of the Mortgage Loans set forth in Part IV hereto will vary.

It is expected that additional mortgage loans, that will have an aggregate scheduled principal balance as of the Cut-off Date of approximately $279,787, will also be included in the mortgage pool prior to the issuance of the certificates.

Dates:

Cut-off Date:	The close of business on June 1, 2004.
Collateral Selection Date:	April 9, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in July, 2004.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date.
	Class IO and Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	The week of May 17, 2004.
Expected Closing Date:	On or about June 7, 2004.

Designations:

Certificates:	Argent Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-PW1.
Adjustable-Rate Certificates:	Class A and Class M Certificates.
Class A Certificates:	Class A-1, Class A-2 and Class A-3 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates.
Offered Certificates:	Class A Certificates (other than the Class A-1 Certificates), Class IO Certificates and Class M Certificates (other than the Class M-10 and Class M-11 Certificates).
Non-Offered Certificates:	Class A-1, Class M-10, Class M-11, Class CE, Class P and Class R Certificates.
Retained Certificates:	Class CE, Class P and Class R Certificates.
Group I Certificates:	Class A-1 and Class A-2 Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-3 Certificates, which evidence interests in the Group II Mortgage Loans.

Other Terms:

Source for Calculation of One-Month LIBOR:	Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Class A, Class IO, Class M-1, Class M-2 and Class M-3 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	Adjustable-Rate Certificates: Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay. Class IO Certificates: 30/360. The Class IO Certificates will settle with accrued interest (6 days) and have a 24-day payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum) and (b) the Trustee Fee Rate (0.0072% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMs Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Overcollateralization ("OC"). Subordination.
Initial Overcollateralization:	Approximately 0.00%.
Overcollateralization Target Percentage:	Approximately 2.85%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.
Overcollateralization Target Amount:	For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Target Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial Target Credit Enhancement Percentage	Target Credit Enhancement Percentage On/After Stepdown Date
A	27.35%	2x Initial Target CE%
M-1	22.70%	2x Initial Target CE%
M-2	17.55%	2x Initial Target CE%
M-3	15.40%	2x Initial Target CE%
M-4	13.45%	2x Initial Target CE%
M-5	10.95%	2x Initial Target CE%
M-6	9.85%	2x Initial Target CE%
M-7	8.00%	2x Initial Target CE%
M-8	6.90%	2x Initial Target CE%
M-9	5.50%	2x Initial Target CE%
M-10	4.25%	2x Initial Target CE%
M-11	2.85%	2x Initial Target CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates and the Non-Offered Certificates (other than the Class CE Certificates), after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the Class IO Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Allocation of Losses:

Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates and the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap:

Group I Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans less the Pass-Through Rate for the Class IO-1 Component for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class IO-1 Component immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Group II Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans less the Pass-Through Rate for the Class IO-2 Component for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class IO-2 Component immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans less the sum of (a) the Pass-Through Rate for the Class IO-1 Component for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class IO-1 Component immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (b) the Pass-Through Rate for the Class IO-2 Component for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class IO-2 Component immediately prior to such Distribution Date and the denominator of which is the aggregate outstanding principal balance of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

The Certificates will not be subject to the Net WAC Rate Cap with respect to the first Interest Accrual Period.

Pass-Through Rate: For any Distribution Date and the Adjustable-Rate Certificates, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

For the Class IO Certificates (and each Class IO Component) and any Interest Accrual Period for any Distribution Date through and including the Distribution Date in December 2006, 4.50% per annum. For the Class IO Certificates (and each Class IO Component) and any Interest Accrual Period for any Distribution Date following the Distribution Date in December 2006, 0.00% per annum.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Notional Amount: The Notional Amount for the Class IO-1 Component for the Interest Accrual Period for any Distribution Date will equal the lesser of (x) the amount set forth on the schedule set forth herein and (y) the aggregate outstanding principal balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

The Notional Amount for the Class IO-2 Component for the Interest Accrual Period for any Distribution Date will equal the lesser of (x) the amount set forth on the schedule set forth herein and (y) the aggregate outstanding principal balance of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Net WAC Rate Carryover Amount: For any Distribution Date and any Adjustable-Rate Certificates, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid first, in the case of the Adjustable-Rate Certificates, from payments, if any, made under the related Interest Rate Corridor and second, with respect to the Adjustable-Rate Certificates, from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Interest Rate Corridors: The following Certificates will have the benefit of an interest rate corridor as specified below:

Class	Number of Months	Beginning Distribution Date
Class A-2 Certificates	29	August 2004
Group II Certificates	33	August 2004
Class M Certificates	33	August 2004

Interest Carry Forward Amount: For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount, if any, with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Target Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group I Certificates will be allocated *pro rata* after the Class A-2 Lockout Period.

Notwithstanding the foregoing, if the Certificate Principal Balance of any of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class A-2 Lockout Period: No payments of principal will be allocable in respect of the Class A-2 Certificates until the earlier of (x) the Distribution Date occurring in July 2007 and (y) the Distribution Date on which the Certificate Principal Balance of the Class A-1 Certificates has been reduced to zero.

Class A-1 Allocation Percentage For each Distribution Date during the Class A-2 Lockout Period, the Class A-1 Allocation Percentage will be equal to 100%. For each Distribution Date after the Class A-2 Lockout Period, the Class A-1 Allocation Percentage will equal (x) if a Trigger Event is in effect, 100% or (y) if a Trigger Event is not in effect, the percentage equivalent of a fraction, the numerator of which is (x) the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date and the denominator of which is (y) the aggregate Certificate Principal Balance of the Group I Certificates immediately prior to such Distribution Date.

Class A-2 Allocation Percentage For each Distribution Date, 100% minus the Class A-1 Allocation Percentage for such Distribution Date.

Notwithstanding the foregoing, if the Certificate Principal Balance of the A-1 Certificates is reduced to zero, the Class A-2 Allocation Percentage shall equal 100%.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Target Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Target Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Target Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Target Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Target Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Target Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Target Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Target Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Target Credit Enhancement Percentage, then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Target Credit Enhancement Percentage and then to the Class M-11 Certificates until it reaches 2x the Class M-11 Initial Target Credit Enhancement Percentage; in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event:

If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event:

The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be 41.50%.

Cumulative Loss Test:

The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related due period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
July 2007 through June 2008	3.00%
July 2008 through June 2009	4.75%
July 2009 through June 2010	6.00%
July 2010 and thereafter	6.75%

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay interest on the Class A Certificates and the Class IO Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to build or maintain the Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Notional Schedule for the Class IO Certificates

Period	Class IO-1 Component ($)	Class IO-2 Component
1	123,120,000	28,880,000
2	123,120,000	28,880,000
3	123,120,000	28,880,000
4	115,020,000	26,980,000
5	115,020,000	26,980,000
6	115,020,000	26,980,000
7	93,150,000	21,850,000
8	93,150,000	21,850,000
9	93,150,000	21,850,000
10	85,050,000	19,950,000
11	85,050,000	19,950,000
12	85,050,000	19,950,000
13	68,850,000	16,150,000
14	68,850,000	16,150,000
15	68,850,000	16,150,000
16	63,180,000	14,820,000
17	63,180,000	14,820,000
18	63,180,000	14,820,000
19	47,790,000	11,210,000
20	47,790,000	11,210,000
21	47,790,000	11,210,000
22	44,550,000	10,450,000
23	44,550,000	10,450,000
24	44,550,000	10,450,000
25	36,450,000	8,550,000
26	36,450,000	8,550,000
27	36,450,000	8,550,000
28	28,350,000	6,650,000
29	28,350,000	6,650,000
30	28,350,000	6,650,000
31	0	0

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule for the Class A-2 Certificates

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	NA	NA	NA
2	21,419,000.00	4.22991	7.75000
3	21,419,000.00	4.18264	7.75000
4	21,419,000.00	4.42631	7.75000
5	21,419,000.00	4.22008	7.75000
6	21,419,000.00	4.32674	7.75000
7	21,419,000.00	4.50905	7.75000
8	21,419,000.00	4.46627	7.75000
9	21,419,000.00	4.94917	7.75000
10	21,419,000.00	4.53180	7.75000
11	21,419,000.00	4.65538	7.75000
12	21,419,000.00	4.44525	7.75000
13	21,419,000.00	4.91101	7.75000
14	21,419,000.00	4.69910	7.75000
15	21,419,000.00	4.66077	7.75000
16	21,419,000.00	4.92352	7.75000
17	21,419,000.00	4.71153	7.75000
18	21,419,000.00	4.84598	7.75000
19	21,419,000.00	5.00739	7.75000
20	21,419,000.00	4.97713	7.75000
21	21,419,000.00	5.52958	7.75000
22	21,419,000.00	5.00456	7.75000
23	21,419,000.00	6.44693	7.75000
24	21,419,000.00	6.19024	7.75000
25	21,419,000.00	6.61535	7.75000
26	21,419,000.00	6.35752	7.75000
27	21,419,000.00	6.32852	7.75000
28	21,419,000.00	6.78378	7.75000
29	21,419,000.00	7.14446	7.75000
30	21,419,000.00	7.37315	7.75000

Interest Rate Corridor Schedule for the Class A-3 Certificates

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	NA	NA	NA
2	48,395,731.72	3.91677	7.95000
3	46,869,121.64	3.86971	7.95000
4	45,361,913.90	4.09685	7.95000
5	43,873,211.90	3.90784	7.95000
6	42,402,270.15	3.99752	7.95000
7	40,948,454.95	4.19786	7.95000
8	39,511,217.16	4.15508	7.95000
9	38,090,211.69	4.58316	7.95000
10	36,705,459.58	4.22085	7.95000
11	35,356,015.73	4.32736	7.95000
12	34,040,991.25	4.13422	7.95000
13	32,759,504.60	4.58358	7.95000
14	31,510,660.94	4.38866	7.95000
15	30,293,658.24	4.35030	7.95000
16	29,107,681.21	4.59624	7.95000
17	27,951,921.73	4.40124	7.95000
18	26,825,619.21	4.51866	7.95000
19	25,728,019.61	4.69762	7.95000
20	24,658,347.32	4.66734	7.95000
21	23,615,926.11	5.16516	7.95000
22	22,600,058.58	4.68932	7.95000
23	21,610,055.25	6.00695	7.95000
24	20,651,823.04	5.77087	7.95000
25	19,717,822.75	6.17556	7.95000
26	18,807,412.37	5.93834	7.95000
27	17,920,016.49	5.90931	7.95000
28	17,055,050.08	6.34128	7.95000
29	16,211,914.25	6.67052	7.95000
30	15,392,296.07	6.87672	7.95000
31	14,593,327.62	7.55421	7.95000
32	13,814,375.56	7.55178	7.95000
33	0.00	0.00000	0.00000
34	12,314,808.89	7.54687	7.95000

Interest Rate Corridor Schedule for the Class M Certificates*

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	NA	NA	NA
2	85,750,000.00	3.13917	7.50650
3	85,750,000.00	3.09192	7.50650
4	85,750,000.00	3.33244	7.50650
5	85,750,000.00	3.12946	7.50650
6	85,750,000.00	3.23289	7.50650
7	85,750,000.00	3.41860	7.50650
8	85,750,000.00	3.37582	7.50650
9	85,750,000.00	3.84831	7.50650
10	85,750,000.00	3.44139	7.50650
11	85,750,000.00	3.56172	7.50650
12	85,750,000.00	3.35481	7.50650
13	85,750,000.00	3.81745	7.50650
14	85,750,000.00	3.60876	7.50650
15	85,750,000.00	3.57041	7.50650
16	85,750,000.00	3.82997	7.50650
17	85,750,000.00	3.62120	7.50650
18	85,750,000.00	3.75242	7.50650
19	85,750,000.00	3.91715	7.50650
20	85,750,000.00	3.88688	7.50650
21	85,750,000.00	4.42896	7.50650
22	85,750,000.00	3.91327	7.50650
23	85,750,000.00	5.33195	7.50650
24	85,750,000.00	5.07917	7.50650
25	85,750,000.00	5.50039	7.50650
26	85,750,000.00	5.24647	7.50650
27	85,750,000.00	5.21746	7.50650
28	85,750,000.00	5.66829	7.50650
29	85,750,000.00	6.02300	7.50650
30	85,750,000.00	6.24741	7.50650
31	85,750,000.00	6.90624	7.50650
32	85,750,000.00	6.90386	7.50650
33	0.00	0.00000	0.00000
34	85,750,000.00	6.90127	7.50650

Sensitivity Analysis - To Optional Termination Date

	FIXED ARM	0% PPC 0.00% CPR	50% PPC 13.50% CPR	75% PPC 20.25% CPR	100% PPC 27.00% CPR	125% PPC 33.75% CPR	150% PPC 40.50% CPR
A-2	Average Life (yrs)	18.36	7.54	6.53	6.34	4.14	2.46
	First Principal Period	37	37	37	51	32	26
	Last Principal Period	343	177	122	90	70	32
	Prin Pmt Window (mos)	307	141	86	40	39	7
A-3	Average Life (yrs)	16.84	4.41	3.01	2.18	1.49	1.13
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	343	177	122	90	70	32
	Prin Pmt Window (mos)	343	177	122	90	70	32
M-1	Average Life (yrs)	26.17	9.82	6.69	5.32	5.66	4.58
	First Principal Period	263	56	38	46	59	32
	Last Principal Period	343	177	122	90	70	57
	Prin Pmt Window (mos)	81	122	85	45	12	26
M-2	Average Life (yrs)	26.17	9.82	6.69	5.19	4.90	4.57
	First Principal Period	262	56	38	42	49	48
	Last Principal Period	343	177	122	90	70	57
	Prin Pmt Window (mos)	82	122	85	49	22	10
M-3	Average Life (yrs)	26.17	9.82	6.69	5.13	4.59	4.11
	First Principal Period	262	56	38	41	47	44
	Last Principal Period	343	177	122	90	70	57
	Prin Pmt Window (mos)	82	122	85	50	24	14
M-4	Average Life (yrs)	26.17	9.82	6.69	5.11	4.48	3.94
	First Principal Period	262	56	38	40	45	42
	Last Principal Period	343	177	122	90	70	57
	Prin Pmt Window (mos)	82	122	85	51	26	16
M-5	Average Life (yrs)	26.17	9.82	6.69	5.09	4.39	3.81
	First Principal Period	262	56	38	39	42	39
	Last Principal Period	343	177	122	90	70	57
	Prin Pmt Window (mos)	82	122	85	52	29	19
M-6	Average Life (yrs)	26.17	9.82	6.69	5.07	4.33	3.73
	First Principal Period	262	56	38	39	42	38
	Last Principal Period	343	177	122	90	70	57
	Prin Pmt Window (mos)	82	122	85	52	29	20
M-7	Average Life (yrs)	26.17	9.82	6.69	5.07	4.29	3.67
	First Principal Period	262	56	38	38	40	37
	Last Principal Period	343	177	122	90	70	57
	Prin Pmt Window (mos)	82	122	85	53	31	21
M-8	Average Life (yrs)	26.17	9.82	6.69	5.05	4.25	3.62
	First Principal Period	262	56	38	38	40	36
	Last Principal Period	343	177	122	90	70	57
	Prin Pmt Window (mos)	82	122	85	53	31	22
M-9	Average Life (yrs)	26.17	9.82	6.69	5.05	4.22	3.58
	First Principal Period	262	56	38	38	39	35
	Last Principal Period	343	177	122	90	70	57
	Prin Pmt Window (mos)	82	122	85	53	32	23

Sensitivity Analysis - To Maturity

	FIXED	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
	ARM	0.00% CPR	13.50% CPR	20.00% CPR	27.00% CPR	33.75% CPR	40.50% CPR
A-2	Average Life (yrs)	18.40	8.11	7.27	7.44	5.51	2.46
	First Principal Period	37	37	37	51	32	26
	Last Principal Period	358	327	264	205	163	32
	Prin Pmt Window (mos)	322	291	228	155	132	7
A-3	Average Life (yrs)	16.88	4.70	3.25	2.37	1.63	1.13
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	358	327	265	207	164	32
	Prin Pmt Window (mos)	358	327	265	207	164	32
M-1	Average Life (yrs)	26.30	10.74	7.43	5.91	6.26	6.76
	First Principal Period	263	56	38	46	59	32
	Last Principal Period	357	309	239	184	145	133
	Prin Pmt Window (mos)	95	254	202	139	87	102
M-2	Average Life (yrs)	26.30	10.72	7.41	5.76	5.36	4.99
	First Principal Period	262	56	38	42	49	48
	Last Principal Period	357	301	230	176	139	112
	Prin Pmt Window (mos)	96	246	193	135	91	65
M-3	Average Life (yrs)	26.30	10.70	7.39	5.69	5.03	4.46
	First Principal Period	262	56	38	41	47	44
	Last Principal Period	356	291	218	166	131	106
	Prin Pmt Window (mos)	95	236	181	126	85	63
M-4	Average Life (yrs)	26.30	10.69	7.38	5.65	4.91	4.28
	First Principal Period	262	56	38	40	45	42
	Last Principal Period	356	285	212	161	127	102
	Prin Pmt Window (mos)	95	230	175	122	83	61
M-5	Average Life (yrs)	26.30	10.66	7.35	5.61	4.80	4.14
	First Principal Period	262	56	38	39	42	39
	Last Principal Period	356	278	206	156	122	99
	Prin Pmt Window (mos)	95	223	169	118	81	61
M-6	Average Life (yrs)	26.30	10.63	7.32	5.57	4.72	4.04
	First Principal Period	262	56	38	39	42	38
	Last Principal Period	355	268	196	148	116	94
	Prin Pmt Window (mos)	94	213	159	110	75	57
M-7	Average Life (yrs)	26.29	10.60	7.29	5.54	4.66	3.96
	First Principal Period	262	56	38	38	40	37
	Last Principal Period	355	263	191	144	113	91
	Prin Pmt Window (mos)	94	208	154	107	74	55
M-8	Average Life (yrs)	26.29	10.54	7.24	5.49	4.59	3.89
	First Principal Period	262	56	38	38	40	36
	Last Principal Period	354	251	181	136	106	86
	Prin Pmt Window (mos)	93	196	144	99	67	51
M-9	Average Life (yrs)	26.28	10.48	7.19	5.44	4.53	3.82
	First Principal Period	262	56	38	38	39	35
	Last Principal Period	353	243	173	130	102	82
	Prin Pmt Window (mos)	92	188	136	93	64	48

Net WAC Cap and Effective Maximum Rate for the Class A-2 Certificates

Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)
1	—	—	34	6.67	8.52	67	6.67	11.16
2	4.73	8.25	35	6.89	9.78	68	6.67	11.15
3	4.68	8.25	36	6.67	9.46	69	7.38	12.34
4	4.93	8.25	37	6.89	9.78	70	6.67	11.14
5	4.72	8.25	38	6.67	9.46	71	6.89	11.50
6	4.83	8.25	39	6.67	9.45	72	6.67	11.12
7	5.01	8.25	40	6.89	9.77	73	6.89	11.49
8	4.97	8.25	41	6.67	10.22	74	6.67	11.11
9	5.45	8.25	42	6.89	10.56	75	6.67	11.10
10	5.03	8.25	43	6.67	10.21	76	6.89	11.46
11	5.16	8.25	44	6.67	10.21	77	6.67	11.09
12	4.95	8.25	45	7.13	10.91	78	6.89	11.45
13	5.41	8.25	46	6.67	10.20	79	6.67	11.07
14	5.20	8.25	47	6.89	11.33	80	6.67	11.07
15	5.16	8.25	48	6.67	10.96	81	7.38	12.24
16	5.42	8.25	49	6.89	11.32	82	6.67	11.05
17	5.21	8.25	50	6.67	10.95	83	6.89	11.41
18	5.35	8.25	51	6.67	10.94	84	6.67	11.04
19	5.51	8.25	52	6.89	11.30	85	6.89	11.40
20	5.48	8.25	53	6.67	11.09	86	6.67	11.02
21	6.03	8.25	54	6.89	11.45	87	6.67	11.02
22	5.50	8.25	55	6.67	11.08	88	6.89	11.38
23	5.65	8.25	56	6.67	11.07	89	6.67	11.00
24	5.44	8.25	57	7.38	12.25	90	6.89	11.36
25	5.82	8.25	58	6.67	11.06	91	—	10.99
26	5.61	8.25	59	6.89	11.59	92	—	10.98
27	5.58	8.25	60	6.67	11.21	93	—	—
28	5.99	8.25	61	6.89	11.57			
29	5.78	8.25	62	6.67	11.19			
30	5.95	8.25	63	6.67	11.19			
31	6.67	8.53	64	6.89	11.55			
32	6.67	8.53	65	6.67	11.17			
33	7.38	9.44	66	6.89	11.54			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.100% and 1.527% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Net WAC Cap and Effective Maximum Rate for the Class A-3 Certificates

Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)
1	---	---	34	6.49	8.25	67	6.47	10.51
2	4.22	8.25	35	6.71	9.10	68	6.47	10.50
3	4.17	8.25	36	6.49	8.81	69	7.16	11.62
4	4.40	8.25	37	6.71	9.09	70	6.47	10.49
5	4.21	8.25	38	6.49	8.80	71	6.68	10.83
6	4.30	8.25	39	6.49	8.79	72	6.47	10.47
7	4.50	8.25	40	6.70	9.08	73	6.68	10.81
8	4.46	8.25	41	6.49	9.54	74	6.47	10.46
9	4.88	8.25	42	6.70	9.85	75	6.47	10.45
10	4.52	8.25	43	6.49	9.53	76	6.68	10.79
11	4.63	8.25	44	6.49	9.53	77	6.46	10.43
12	4.43	8.25	45	6.93	10.18	78	6.68	10.77
13	4.88	8.25	46	6.48	9.52	79	6.46	10.42
14	4.69	8.25	47	6.70	10.60	80	6.46	10.41
15	4.65	8.25	48	6.48	10.25	81	7.15	11.52
16	4.90	8.25	49	6.70	10.59	82	6.46	10.39
17	4.70	8.25	50	6.48	10.24	83	6.67	10.73
18	4.82	8.25	51	6.48	10.23	84	6.46	10.38
19	5.00	8.25	52	6.70	10.57	85	6.67	10.72
20	4.97	8.25	53	6.48	10.42	86	6.46	10.36
21	5.47	8.25	54	6.70	10.76	87	6.46	10.36
22	4.99	8.25	55	6.48	10.40	88	6.67	10.69
23	5.48	8.25	56	6.48	10.40	89	6.46	10.34
24	5.27	8.25	57	7.17	11.50	90	6.67	10.68
25	5.65	8.25	58	6.48	10.38	91	---	10.32
26	5.44	8.25	59	6.69	10.92	92	---	10.32
27	5.41	8.25	60	6.48	10.56	93	---	---
28	5.82	8.25	61	6.69	10.90			
29	5.61	8.25	62	6.47	10.55			
30	5.77	8.25	63	6.47	10.54			
31	6.49	8.25	64	6.69	10.88			
32	6.49	8.25	65	6.47	10.52			
33	7.19	8.69	66	6.69	10.87			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.100% and 1.527% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Net WAC Cap and Effective Maximum Rate for the Class M Certificates

Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)
1	---	---	34	6.63	9.00	67	6.63	11.03
2	4.63	9.00	35	6.85	9.65	68	6.63	11.03
3	4.59	9.00	36	6.63	9.34	69	7.34	12.20
4	4.83	9.00	37	6.85	9.65	70	6.63	11.01
5	4.62	9.00	38	6.63	9.33	71	6.85	11.37
6	4.73	9.00	39	6.63	9.33	72	6.63	11.00
7	4.91	9.00	40	6.85	9.64	73	6.85	11.36
8	4.87	9.00	41	6.63	10.09	74	6.63	10.98
9	5.34	9.00	42	6.85	10.43	75	6.63	10.98
10	4.93	9.00	43	6.63	10.08	76	6.85	11.34
11	5.06	9.00	44	6.63	10.08	77	6.63	10.96
12	4.85	9.00	45	7.09	10.77	78	6.85	11.32
13	5.31	9.00	46	6.63	10.07	79	6.63	10.95
14	5.10	9.00	47	6.85	11.19	80	6.63	10.94
15	5.06	9.00	48	6.63	10.83	81	7.34	12.11
16	5.32	9.00	49	6.85	11.18	82	6.63	10.93
17	5.11	9.00	50	6.63	10.81	83	6.85	11.28
18	5.25	9.00	51	6.63	10.81	84	6.63	10.91
19	5.41	9.00	52	6.85	11.16	85	6.85	11.27
20	5.38	9.00	53	6.63	10.96	86	6.63	10.90
21	5.92	9.00	54	6.85	11.32	87	6.63	10.89
22	5.40	9.00	55	6.63	10.95	88	6.85	11.25
23	5.62	9.00	56	6.63	10.94	89	6.63	10.88
24	5.41	9.00	57	7.34	12.11	90	6.85	11.23
25	5.79	9.00	58	6.63	10.93	91	—	10.86
26	5.58	9.00	59	6.85	11.46	92	—	10.85
27	5.55	9.00	60	6.63	11.08	93	—	---
28	5.96	9.00	61	6.85	11.45			
29	5.74	9.00	62	6.63	11.07			
30	5.91	9.00	63	6.63	11.06			
31	6.63	9.00	64	6.85	11.42			
32	6.63	9.00	65	6.63	11.05			
33	7.34	9.29	66	6.85	11.41			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.100% and 1.527% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

ARGENT
MORTGAGE COMPANY LLC

Excess Spread (3)

Period	% At Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR(2)	Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)	Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)
1	2.15	1.10000	1.52700	2.15	34	4.78	5.25200	5.40500	2.54	67	4.84	6.14900	6.29400	3.21
2	3.05	1.22600	1.70500	2.92	35	4.83	5.29800	5.44100	3.44	68	4.84	6.17700	6.31700	3.17
3	3.00	1.42000	1.89100	2.67	36	4.75	5.33100	5.47600	3.20	69	5.04	6.20200	6.33800	3.82
4	3.13	1.61100	2.07400	2.63	37	4.80	5.36000	5.51100	3.36	70	4.84	6.22600	6.35700	3.11
5	3.02	1.79600	2.25400	2.33	38	4.72	5.39600	5.54700	3.04	71	4.91	6.24800	6.37400	3.41
6	3.03	1.98000	2.43200	2.18	39	4.76	5.43000	5.58400	3.06	72	4.84	6.26800	6.38800	3.16
7	3.31	2.15900	2.60700	2.25	40	4.86	5.46500	5.62200	3.25	73	4.91	6.28500	6.40100	3.37
8	3.26	2.33400	2.77900	2.04	41	4.81	5.50000	5.66100	3.38	74	4.84	6.30100	6.41000	3.12
9	3.38	2.50900	2.94900	2.11	42	4.89	5.53600	5.70200	3.56	75	4.84	6.31400	6.41700	3.10
10	3.32	2.68100	3.11500	1.77	43	4.83	5.57300	5.74600	3.32	76	4.91	6.32400	6.42200	3.31
11	3.33	2.85200	3.27400	1.67	44	4.83	5.61100	5.79100	3.28	77	4.84	6.33200	6.42300	3.11
12	3.22	3.02000	3.42400	1.38	45	4.96	5.65200	5.83700	3.65	78	4.91	6.33800	6.42200	3.33
13	3.57	3.18000	3.56500	1.61	46	4.83	5.69500	5.88300	3.19	79	4.84	6.34100	6.41900	3.09
14	3.47	3.34100	3.70000	1.32	47	4.90	5.74100	5.92600	3.64	80	4.84	6.34200	6.41400	3.08
15	3.42	3.49500	3.82900	1.14	48	4.84	5.79000	5.96600	3.38	81	5.03	6.34000	6.41100	3.77
16	3.56	3.62300	3.95000	1.23	49	4.91	5.83900	6.00100	3.54	82	4.84	6.33500	6.41000	3.08
17	3.45	3.73600	4.07100	0.98	50	4.84	5.88200	6.02900	3.28	83	4.91	6.32700	6.41100	3.30
18	3.46	3.85500	4.20300	0.96	51	4.85	5.91900	6.05000	3.24	84	4.84	6.31600	6.41500	3.07
19	3.73	3.98000	4.31400	1.03	52	4.91	5.95000	6.06500	3.43	85	4.90	6.31400	6.42200	3.30
20	3.69	4.10200	4.38500	0.91	53	4.85	5.97400	6.07200	3.32	86	4.84	6.32300	6.43100	3.06
21	3.83	4.21200	4.45800	1.16	54	4.91	5.99200	6.07100	3.51	87	4.84	6.33200	6.44000	3.04
22	3.69	4.33600	4.53100	0.75	55	4.85	6.00300	6.06300	3.28	88	4.90	6.34100	6.44800	3.26
23	3.77	4.51300	4.60200	1.77	56	4.84	6.00700	6.05300	3.27	89	4.84	6.34900	6.45700	3.05
24	3.66	4.50600	4.66100	1.61	57	5.04	6.00300	6.04900	3.93	90	4.90	6.35800	6.46600	3.26
25	3.92	4.40400	4.73800	2.02	58	4.84	5.99200	6.05200	3.28	91	—	6.36600	6.47500	3.02
26	3.81	4.52600	4.84700	1.75	59	4.91	5.97200	6.06300	3.50	92	—	6.37500	6.48300	—
27	3.77	4.64400	4.94900	1.62	60	4.84	5.94400	6.08300	3.30					
28	4.05	4.75500	5.04200	1.86	61	4.91	5.94600	6.11300	3.51					
29	3.94	4.86000	5.12700	2.10	62	4.84	5.98400	6.14700	3.26					
30	3.97	4.95700	5.20100	2.14	63	4.84	6.02000	6.18000	3.22					
31	4.83	5.04600	5.26500	2.75	64	4.91	6.05500	6.21200	3.40					
32	4.81	5.12500	5.31900	2.67	65	4.84	6.08800	6.24100	3.28					
33	5.00	5.19400	5.36500	3.17	66	4.91	6.11900	6.26800	3.46					

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.100% and 1.527% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR follow the forward LIBOR Curve respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) interest collections on the Mortgage Loans (net of the servicing fee, the trustee fee and PMI Insurer Fee, if any), less the aggregate interest on the Certificates divided by (b) the aggregate principal balance of the Mortgage Loans as of the beginning period (annualized).

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	2,002	
Aggregate Current Principal Balance:	$349,720,512.80	$60,194.84 - $534,268.82
Average Current Principal Balance:	$174,685.57	
Aggregate Original Principal Balance:	$350,305,766.00	$60,300.00 - $535,000.00
Average Original Principal Balance:	$174,977.91	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.296%	5.200% - 11.000%
Wtd. Avg. Original Term (months):	359	180 – 360
Wtd. Avg. Remaining Term (months):	357	177 – 359
Wtd. Avg. Margin (ARM Loans Only):	5.415%	4.500% - 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.303%	11.200% - 17.000%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.303%	5.200% - 11.000%
Wtd. Avg. Original LTV:	92.81%	86.27% - 95.00%
Wtd. Avg. Borrower FICO:	644	508 - 799
Geographic Distribution (Top 5):	CA 18.66%	
	FL 17.35%	
	IL 8.02%	
	NY 7.27%	
	TX 6.16%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	1,349	$231,158,218.65	66.10	358	37.18	7.316	640	92.84
3-yr Fixed/Adjustable Rate	354	66,107,119.95	18.90	358	37.03	7.254	645	92.78
Fixed Rate	299	52,455,174.20	15.00	354	36.90	7.258	661	92.75
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	492	$39,187,168.00	11.19	357	34.12	7.744	644	91.90
100,000.01 - 150,000.00	552	69,051,409.00	19.71	356	35.87	7.485	638	92.67
150,000.01 - 200,000.00	360	62,231,871.00	17.77	358	36.45	7.370	640	92.99
200,000.01 - 250,000.00	220	49,111,268.00	14.02	357	37.02	7.175	642	92.80
250,000.01 - 300,000.00	134	36,578,274.00	10.44	358	37.64	7.286	646	93.25
300,000.01 - 350,000.00	90	29,278,564.00	8.36	358	38.42	7.129	651	92.88
350,000.01 - 400,000.00	70	26,137,043.00	7.46	358	40.57	6.900	649	93.81
400,000.01 - 450,000.00	33	13,982,929.00	3.99	358	39.64	6.907	647	93.30
450,000.01 - 500,000.00	45	21,633,957.00	6.18	358	39.05	6.972	656	92.52
500,000.01 - 550,000.00	6	3,113,283.00	0.89	358	43.78	6.890	686	90.00
Total:	**2,002**	**$350,305,766.00**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	492	$39,127,210.17	11.19	357	34.12	7.744	644	91.90
100,000.01 - 150,000.00	554	69,236,828.31	19.80	356	35.88	7.484	637	92.67
150,000.01 - 200,000.00	358	61,831,034.69	17.68	358	36.44	7.371	640	92.99
200,000.01 - 250,000.00	220	49,026,365.64	14.02	357	37.02	7.175	642	92.80
250,000.01 - 300,000.00	136	37,117,247.79	10.61	358	37.71	7.289	646	93.27
300,000.01 - 350,000.00	89	28,978,849.50	8.29	358	38.27	7.106	651	92.87
350,000.01 - 400,000.00	70	26,141,071.66	7.47	358	40.47	6.910	650	93.73
400,000.01 - 450,000.00	32	13,559,076.79	3.88	358	40.02	6.918	645	93.40
450,000.01 - 500,000.00	45	21,594,493.91	6.17	358	39.05	6.972	656	92.52
500,000.01 - 550,000.00	6	3,108,334.34	0.89	358	43.78	6.890	686	90.00
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 – 180	8	$1,007,573.73	0.29	178	36.03	7.736	689	90.00
181 – 240	1	125,345.94	0.04	237	39.00	7.900	654	90.00
301 – 360	1,993	348,587,593.13	99.68	358	37.11	7.294	644	92.82
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	11	$3,231,016.01	0.92	358	42.01	5.304	678	91.55
5.500 - 5.999	56	14,249,968.36	4.07	358	36.24	5.755	676	92.22
6.000 - 6.499	145	33,232,619.96	9.50	358	37.52	6.276	666	92.85
6.500 - 6.999	373	75,100,456.74	21.47	357	37.76	6.763	658	93.09
7.000 - 7.499	454	78,568,258.42	22.47	358	37.62	7.240	648	93.09
7.500 - 7.999	494	79,787,900.21	22.81	358	36.62	7.718	635	92.62
8.000 - 8.499	289	42,889,016.25	12.26	357	36.12	8.197	619	92.92
8.500 - 8.999	148	18,298,674.74	5.23	355	36.24	8.677	605	92.05
9.000 - 9.499	24	3,205,385.58	0.92	358	31.88	9.124	611	90.83
9.500 - 9.999	5	688,794.80	0.20	358	44.25	9.628	587	94.31
10.000 – 10.499	2	168,636.67	0.05	358	42.00	10.052	599	92.60
11.000 – 11.499	1	299,785.06	0.09	358	42.00	11.000	548	89.15
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
85.01 - 90.00	923	$146,433,502.40	41.87	357	35.19	7.339	647	89.93
90.01 - 95.00	1,079	203,287,010.40	58.13	358	38.48	7.265	642	94.89
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 – 519	3	$457,388.70	0.13	358	45.21	8.502	510	90.00
520 – 539	2	232,269.39	0.07	358	47.13	8.538	528	90.00
540 – 559	56	9,081,999.04	2.60	358	36.96	8.075	554	90.66
560 – 579	89	13,312,165.27	3.81	358	39.00	8.115	571	90.93
580 – 599	238	37,815,788.08	10.81	358	38.63	7.775	589	93.17
600 – 619	320	54,858,809.49	15.69	358	38.30	7.408	609	93.35
620 – 639	332	60,936,245.32	17.42	357	37.82	7.313	629	93.35
640 – 659	300	53,437,747.55	15.28	357	36.68	7.137	650	93.21
660 – 679	207	38,460,739.79	11.00	357	36.24	7.136	668	92.98
680 – 699	176	32,211,392.62	9.21	358	35.71	6.995	689	92.07
700 – 719	126	22,618,285.31	6.47	358	35.83	6.939	708	92.11
720 – 739	84	13,137,121.96	3.76	354	34.90	6.962	728	92.30
740 – 759	40	8,656,484.93	2.48	358	34.52	6.620	748	92.28
760 – 779	22	3,270,583.67	0.94	351	35.80	6.877	765	91.18
780 – 799	7	1,233,491.68	0.35	358	28.29	7.158	789	92.61
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	143	$19,375,328.58	5.54	358	14.83	7.402	659	91.28
20.01 - 25.00	156	23,287,464.06	6.66	358	23.21	7.382	656	91.92
25.01 - 30.00	221	35,055,904.17	10.02	357	28.17	7.321	648	92.43
30.01 - 35.00	327	53,818,423.73	15.39	357	33.25	7.295	648	92.93
35.01 - 40.00	377	68,675,570.43	19.64	357	38.15	7.313	645	93.05
40.01 - 45.00	437	84,173,697.09	24.07	358	42.96	7.309	638	93.11
45.01 - 50.00	338	64,205,462.94	18.36	358	47.82	7.174	637	93.09
50.01 - 55.00	3	1,128,661.80	0.32	358	51.00	7.847	634	92.07
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	245	$65,264,436.64	18.66	357	38.63	6.865	649	92.92
Florida	370	60,680,730.53	17.35	357	37.50	7.319	643	93.17
Illinois	166	28,051,025.19	8.02	356	37.37	7.829	645	92.77
New York	80	25,420,533.86	7.27	357	39.16	7.170	654	92.85
Texas	153	21,536,654.10	6.16	356	35.67	7.665	625	92.36
Arizona	125	16,876,206.18	4.83	358	37.36	7.298	637	93.71
Nevada	66	11,550,167.39	3.30	358	36.79	7.288	645	92.84
New Jersey	46	9,979,005.15	2.85	358	37.11	7.244	655	93.62
Minnesota	46	9,393,692.03	2.69	358	35.63	7.034	667	92.27
Massachusetts	36	9,113,162.66	2.61	358	37.30	6.978	652	92.97
Michigan	82	9,011,346.70	2.58	358	34.85	7.633	622	92.13
Connecticut	44	8,988,790.47	2.57	358	38.46	7.527	637	93.17
Indiana	60	6,421,849.30	1.84	358	35.93	7.140	674	91.11
Washington	33	6,410,616.39	1.83	358	35.13	7.323	632	92.67
Georgia	42	6,354,676.65	1.82	358	33.58	7.230	644	91.35
Tennessee	48	6,084,208.65	1.74	355	36.66	7.762	622	92.70
Utah	42	5,932,882.41	1.70	358	38.52	7.413	645	93.72
Colorado	29	5,332,333.02	1.52	358	35.68	6.882	649	91.92
Maryland	23	4,624,667.44	1.32	358	35.95	7.572	635	92.15
Missouri	45	4,473,122.99	1.28	358	36.24	7.634	632	91.46
Rhode Island	15	2,789,410.89	0.80	358	35.96	6.944	659	93.87
Pennsylvania	22	2,714,332.78	0.78	358	35.73	7.668	615	93.16
Louisiana	20	2,695,268.81	0.77	358	34.37	7.650	615	93.33
Mississippi	25	2,606,662.26	0.75	358	34.88	7.811	618	91.51
Wisconsin	25	2,509,851.17	0.72	358	31.33	7.761	647	91.70
Oregon	12	2,373,098.86	0.68	358	33.82	7.162	628	93.72
Hawaii	8	1,935,095.48	0.55	358	32.56	6.515	717	91.47
North Carolina	15	1,845,762.10	0.53	358	30.58	7.730	642	91.38
Oklahoma	14	1,389,513.24	0.40	358	34.12	7.973	622	92.70
Kentucky	14	1,277,054.40	0.37	358	29.59	7.305	654	92.09
New Mexico	9	1,039,117.00	0.30	358	38.15	7.491	665	94.23
Alabama	10	991,360.94	0.28	358	34.90	7.638	622	93.83
Kansas	6	806,733.49	0.23	358	33.59	8.915	608	92.83
Delaware	4	774,693.17	0.22	359	35.78	6.522	717	90.00
Ohio	6	590,561.93	0.17	357	33.94	7.165	634	91.43
Nebraska	6	534,583.30	0.15	358	42.55	7.625	614	92.69
Alaska	2	388,907.69	0.11	358	37.06	7.405	657	95.00
Arkansas	2	257,952.93	0.07	358	34.79	6.750	628	95.00
Maine	1	249,506.71	0.07	358	47.00	7.900	593	95.00
Idaho	2	139,529.87	0.04	358	29.33	7.265	692	92.62
New Hampshire	1	125,792.82	0.04	358	45.00	7.000	622	90.00
Iowa	1	102,906.97	0.03	358	27.00	7.850	551	90.00
South Carolina	1	82,708.24	0.02	358	44.00	8.950	582	90.00
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	1,424	$269,897,456.36	77.18	358	38.34	7.281	635	93.60
Non-Owner Occupied	545	74,356,816.81	21.26	356	32.60	7.401	674	90.14
Second Home	33	5,466,239.63	1.56	358	36.94	6.593	669	90.61
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	912	$142,600,690.05	40.78	358	38.77	7.163	636	93.35
Limited Documentation	130	21,831,244.05	6.24	358	36.45	7.215	638	93.18
Stated Documentation	960	185,288,578.70	52.98	357	35.91	7.408	651	92.36
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Purchase	2,002	$349,720,512.80	100.00	357	37.11	7.296	644	92.81
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
I	1,711	$292,361,712.79	83.60	357	36.58	7.267	646	92.86
II	71	13,046,616.96	3.73	358	38.04	7.529	636	92.13
III	70	10,449,284.49	2.99	356	37.61	7.668	612	92.86
IV	44	10,003,778.05	2.86	358	46.69	7.191	634	94.15
A+	55	11,516,294.14	3.29	358	36.48	7.479	644	91.91
A	45	10,379,648.58	2.97	358	39.77	7.268	639	91.96
C-	6	1,963,177.79	0.56	358	46.86	7.674	616	92.52
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	1,328	$221,541,788.31	63.35	357	36.89	7.265	641	92.86
Detached PUD	247	49,698,951.30	14.21	357	37.59	7.317	634	92.93
2-4 Family	199	42,350,730.32	12.11	358	37.48	7.407	658	92.50
Condo	206	33,387,401.57	9.55	357	37.47	7.307	661	92.78
Attached PUD	15	1,968,795.07	0.56	358	33.90	7.595	638	92.69
Manu. Housing / Mobile	5	508,521.63	0.15	358	40.22	7.404	646	90.47
Single Family Attached	2	264,324.60	0.08	358	41.81	7.756	612	92.62
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	429	$84,748,580.61	24.23	357	36.90	7.523	650	92.69
12	105	21,641,799.75	6.19	357	38.23	7.360	652	92.77
24	946	159,086,705.92	45.49	358	37.09	7.294	638	92.89
36	522	84,243,426.52	24.09	357	37.06	7.054	647	92.81
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

DESCRIPTION OF THE TOTAL COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	1,841	$283,466,358.97	81.06	357	36.47	7.395	642	92.79
Non-conforming	161	66,254,153.83	18.94	358	39.82	6.872	654	92.93
Total:	**2,002**	**$349,720,512.80**	**100.00**	**357**	**37.11**	**7.296**	**644**	**92.81**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000 – 11.499	7	$2,007,323.91	0.68	358	42.27	5.323	655	92.50
11.500 – 11.999	45	11,433,281.42	3.85	358	37.06	5.769	677	92.35
12.000 – 12.499	129	29,761,305.66	10.01	358	37.30	6.278	666	92.82
12.500 – 12.999	303	61,054,271.00	20.54	358	37.94	6.757	653	93.15
13.000 – 13.499	396	67,511,617.24	22.71	358	37.34	7.241	647	93.16
13.500 – 13.999	430	69,566,772.37	23.40	358	36.72	7.716	632	92.52
14.000 – 14.499	250	37,967,541.98	12.77	358	36.30	8.194	616	92.88
14.500 – 14.999	120	15,119,068.92	5.09	358	36.08	8.668	597	91.92
15.000 – 15.499	16	1,853,033.80	0.62	358	34.05	9.126	585	91.34
15.500 – 15.999	4	522,700.57	0.18	358	46.24	9.589	572	94.10
16.000 – 16.499	2	168,636.67	0.06	358	42.00	10.052	599	92.60
17.000 – 17.499	1	299,785.06	0.10	358	42.00	11.000	548	89.15
Total:	**1,703**	**$297,265,338.60**	**100.00**	**358**	**37.14**	**7.303**	**641**	**92.83**

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	7	$2,007,323.91	0.68	358	42.27	5.323	655	92.50
5.500 - 5.999	45	11,433,281.42	3.85	358	37.06	5.769	677	92.35
6.000 - 6.499	129	29,761,305.66	10.01	358	37.30	6.278	666	92.82
6.500 - 6.999	303	61,054,271.00	20.54	358	37.94	6.757	653	93.15
7.000 - 7.499	396	67,511,617.24	22.71	358	37.34	7.241	647	93.16
7.500 - 7.999	430	69,566,772.37	23.40	358	36.72	7.716	632	92.52
8.000 - 8.499	250	37,967,541.98	12.77	358	36.30	8.194	616	92.88
8.500 - 8.999	120	15,119,068.92	5.09	358	36.08	8.668	597	91.92
9.000 - 9.499	16	1,853,033.80	0.62	358	34.05	9.126	585	91.34
9.500 - 9.999	4	522,700.57	0.18	358	46.24	9.589	572	94.10
10.000 – 10.499	2	168,636.67	0.06	358	42.00	10.052	599	92.60
11.000 – 11.499	1	299,785.06	0.10	358	42.00	11.000	548	89.15
Total:	**1,703**	**$297,265,338.60**	**100.00**	**358**	**37.14**	**7.303**	**641**	**92.83**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500 - 4.749	887	$147,364,969.33	49.57	358	37.00	7.367	643	92.69
4.750 - 4.999	2	136,578.96	0.05	358	28.84	7.106	656	90.00
5.500 - 5.749	99	21,954,494.38	7.39	358	38.42	7.399	640	92.08
6.000 - 6.249	74	11,673,738.99	3.93	358	36.27	7.592	644	92.33
6.250 - 6.499	2	277,703.12	0.09	358	40.66	7.717	608	93.41
6.500 - 6.749	635	115,264,219.27	38.77	358	37.19	7.171	639	93.18
7.000 - 7.249	4	593,634.55	0.20	358	34.34	7.489	621	93.47
Total:	**1,703**	**$297,265,338.60**	**100.00**	**358**	**37.14**	**7.303**	**641**	**92.83**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
March 2006	112	$20,217,108.52	6.80	356	38.78	7.202	637	93.32
April 2006	1,233	$209,795,515.83	70.58	358	37.00	7.329	640	92.80
May 2006	4	$1,145,594.30	0.39	359	40.40	6.931	711	90.31
March 2007	21	$3,967,642.77	1.33	357	37.25	7.134	650	92.90
April 2007	333	$62,139,477.18	20.90	358	37.01	7.262	644	92.78
Total:	**1,703**	**$297,265,338.60**	**100.00**	**358**	**37.14**	**7.303**	**641**	**92.83**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	1,703	$297,265,338.60	100.00	358	37.14	7.303	641	92.83
Total:	**1,703**	**$297,265,338.60**	**100.00**	**358**	**37.14**	**7.303**	**641**	**92.83**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	1,703	$297,265,338.60	100.00	358	37.14	7.303	641	92.83
Total:	**1,703**	**$297,265,338.60**	**100.00**	**358**	**37.14**	**7.303**	**641**	**92.83**

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,841		
Aggregate Current Principal Balance:	$283,466,358.97		$60,194.84 - $455,317.64
Average Current Principal Balance:	$153,974.12		
Aggregate Original Principal Balance:	$283,932,603.00		$60,300.00 - $456,000.00
Average Original Principal Balance:	$154,227.38		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.395%		5.200% - 11.000%
Wtd. Avg. Original Term (months):	359		180 – 360
Wtd. Avg. Remaining Term (months):	357		177 – 359
Wtd. Avg. Margin (ARM Loans Only):	5.380%		4.500% - 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.398%		11.200% - 17.000%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.398%		5.200% - 11.000%
Wtd. Avg. Original LTV:	92.79%		86.27% - 95.00%
Wtd. Avg. Borrower FICO:	642		508 - 796
Geographic Distribution (Top 5):	FL	19.25%	
	CA	13.19%	
	IL	8.56%	
	TX	6.86%	
	AZ	5.55%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	1,250	$190,374,906.97	67.16	358	36.45	7.411	637	92.78
3-yr Fixed/Adjustable Rate	319	51,481,998.56	18.16	358	36.26	7.351	644	92.83
Fixed Rate	272	41,609,453.44	14.68	354	36.81	7.377	657	92.79
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	492	$39,187,168.00	13.80	357	34.12	7.744	644	91.90
100,000.01 - 150,000.00	552	69,051,409.00	24.32	356	35.87	7.485	638	92.67
150,000.01 - 200,000.00	360	62,231,871.00	21.92	358	36.45	7.370	640	92.99
200,000.01 - 250,000.00	220	49,111,268.00	17.30	357	37.02	7.175	642	92.80
250,000.01 - 300,000.00	134	36,578,274.00	12.88	358	37.64	7.286	646	93.25
300,000.01 - 350,000.00	65	20,731,903.00	7.30	358	38.59	7.179	649	93.02
350,000.01 - 400,000.00	11	4,114,535.00	1.45	358	40.05	7.465	651	94.10
400,000.01 - 450,000.00	6	2,470,175.00	0.87	358	39.05	7.654	624	93.34
450,000.01 - 500,000.00	1	456,000.00	0.16	358	36.00	7.475	683	95.00
Total:	**1,841**	**$283,932,603.00**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	492	$39,127,210.17	13.80	357	34.12	7.744	644	91.90
100,000.01 - 150,000.00	554	69,236,828.31	24.43	356	35.88	7.484	637	92.67
150,000.01 - 200,000.00	358	61,831,034.69	21.81	358	36.44	7.371	640	92.99
200,000.01 - 250,000.00	220	49,026,365.64	17.30	357	37.02	7.175	642	92.80
250,000.01 - 300,000.00	136	37,117,247.79	13.09	358	37.71	7.289	646	93.27
300,000.01 - 350,000.00	63	20,097,406.81	7.09	358	38.48	7.170	649	92.96
350,000.01 - 400,000.00	11	4,108,347.88	1.45	358	40.05	7.465	651	94.10
400,000.01 - 450,000.00	6	2,466,600.04	0.87	358	39.05	7.655	624	93.34
450,000.01 - 500,000.00	1	455,317.64	0.16	358	36.00	7.475	683	95.00
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	8	$1,007,573.73	0.36	178	36.03	7.736	689	90.00
181 - 240	1	125,345.94	0.04	237	39.00	7.900	654	90.00
301 - 360	1,832	282,333,439.30	99.60	358	36.47	7.394	641	92.80
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	6	$1,120,385.27	0.40	358	37.35	5.312	677	91.64
5.500 - 5.999	41	8,138,630.80	2.87	358	33.96	5.729	671	92.29
6.000 - 6.499	115	20,544,134.02	7.25	358	36.31	6.277	675	92.75
6.500 - 6.999	326	56,006,321.71	19.76	356	37.09	6.756	659	93.00
7.000 - 7.499	424	66,504,112.84	23.46	358	36.96	7.242	648	93.10
7.500 - 7.999	472	70,544,892.54	24.89	358	36.29	7.715	634	92.67
8.000 - 8.499	278	38,441,062.13	13.56	357	35.77	8.201	619	92.81
8.500 - 8.999	148	18,298,674.74	6.46	355	36.24	8.677	605	92.05
9.000 - 9.499	23	2,710,928.39	0.96	358	33.32	9.146	601	90.80
9.500 - 9.999	5	688,794.80	0.24	358	44.25	9.628	587	94.31
10.000 - 10.499	2	168,636.67	0.06	358	42.00	10.052	599	92.60
11.000 - 11.499	1	299,785.06	0.11	358	42.00	11.000	548	89.15
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
85.01 - 90.00	864	$121,277,283.28	42.78	356	34.19	7.449	645	89.94
90.01 - 95.00	977	162,189,075.69	57.22	358	38.17	7.355	639	94.91
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	3	$457,388.70	0.16	358	45.21	8.502	510	90.00
520 - 539	2	232,269.39	0.08	358	47.13	8.538	528	90.00
540 - 559	54	8,194,210.24	2.89	358	36.60	8.190	554	90.49
560 - 579	85	11,617,291.07	4.10	358	38.85	8.157	570	91.06
580 - 599	231	35,083,429.79	12.38	358	38.32	7.825	589	93.12
600 - 619	298	46,035,831.45	16.24	358	37.32	7.493	609	93.41
620 - 639	297	46,460,611.12	16.39	357	37.07	7.458	629	93.28
640 - 659	273	42,612,850.78	15.03	357	35.89	7.211	650	93.26
660 - 679	185	29,290,670.22	10.33	357	35.62	7.183	668	92.97
680 - 699	160	25,557,809.01	9.02	358	34.77	7.032	689	92.18
700 - 719	113	17,198,180.11	6.07	358	35.66	6.977	709	92.04
720 - 739	80	11,438,325.36	4.04	354	34.73	7.055	729	92.07
740 - 759	33	5,520,319.91	1.95	358	32.09	6.911	749	91.65
760 - 779	21	2,929,118.88	1.03	351	34.27	6.834	766	91.32
780 - 799	6	838,052.94	0.30	358	24.65	7.445	784	91.49
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	142	$18,891,886.31	6.66	358	14.80	7.405	658	91.31
20.01 - 25.00	148	20,169,816.63	7.12	358	23.26	7.350	656	91.91
25.01 - 30.00	206	29,026,074.71	10.24	356	28.20	7.438	647	92.32
30.01 - 35.00	308	45,812,250.71	16.16	357	33.26	7.369	643	92.81
35.01 - 40.00	347	56,210,437.16	19.83	357	38.17	7.419	641	93.10
40.01 - 45.00	392	65,975,237.19	23.27	357	42.91	7.438	635	93.06
45.01 - 50.00	297	47,232,512.72	16.66	358	47.74	7.323	635	93.26
50.01 - 55.00	1	148,143.54	0.05	358	51.00	6.550	635	90.00
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Florida	356	$54,577,759.20	19.25	357	37.02	7.325	643	93.11
California	176	37,377,639.91	13.19	357	36.71	7.087	647	92.77
Illinois	157	24,271,014.57	8.56	355	37.74	7.838	642	92.77
Texas	148	19,433,258.84	6.86	356	36.02	7.682	621	92.55
Arizona	122	15,728,828.91	5.55	358	37.14	7.313	638	93.61
New York	53	13,908,401.82	4.91	356	37.97	7.343	651	92.93
Nevada	62	9,847,259.05	3.47	358	36.73	7.405	642	92.93
Michigan	82	9,011,346.70	3.18	358	34.85	7.633	622	92.13
New Jersey	43	8,726,664.63	3.08	358	36.43	7.302	659	93.43
Connecticut	43	8,495,088.83	3.00	358	38.02	7.575	638	93.36
Minnesota	43	8,222,720.08	2.90	358	34.59	7.067	665	91.89
Massachusetts	30	6,670,259.86	2.35	358	36.92	6.905	653	93.25
Georgia	42	6,354,676.65	2.24	358	33.58	7.230	644	91.35
Indiana	59	5,999,701.70	2.12	358	36.91	7.224	672	91.19
Tennessee	47	5,626,922.08	1.99	355	36.15	7.741	624	92.52
Utah	41	5,599,071.25	1.98	358	38.14	7.458	641	93.64
Washington	29	4,899,060.75	1.73	358	35.51	7.180	633	93.11
Colorado	27	4,552,277.00	1.61	358	35.91	6.964	646	92.31
Missouri	45	4,473,122.99	1.58	358	36.24	7.634	632	91.46
Maryland	20	3,539,903.75	1.25	358	35.78	7.653	638	91.76
Pennsylvania	22	2,714,332.78	0.96	358	35.73	7.668	615	93.16
Louisiana	20	2,695,268.81	0.95	358	34.37	7.650	615	93.33
Mississippi	25	2,606,662.26	0.92	358	34.88	7.811	618	91.51
Wisconsin	25	2,509,851.17	0.89	358	31.33	7.761	647	91.70
Rhode Island	13	2,070,672.18	0.73	358	35.45	7.169	657	93.48
Oregon	11	2,031,608.09	0.72	358	35.14	7.105	626	93.50
North Carolina	15	1,845,762.10	0.65	358	30.58	7.730	642	91.38
Hawaii	7	1,400,826.66	0.49	358	30.49	6.997	704	92.03
Oklahoma	14	1,389,513.24	0.49	358	34.12	7.973	622	92.70
Kentucky	14	1,277,054.40	0.45	358	29.59	7.305	654	92.09
New Mexico	9	1,039,117.00	0.37	358	38.15	7.491	665	94.23
Alabama	10	991,360.94	0.35	358	34.90	7.638	622	93.83
Kansas	6	806,733.49	0.28	358	33.59	8.915	608	92.83
Ohio	6	590,561.93	0.21	357	33.94	7.165	634	91.43
Nebraska	6	534,583.30	0.19	358	42.55	7.625	614	92.69
Alaska	2	388,907.69	0.14	358	37.06	7.405	657	95.00
Delaware	3	300,166.82	0.11	358	25.94	7.665	675	90.00
Arkansas	2	257,952.93	0.09	358	34.79	6.750	628	95.00
Maine	1	249,506.71	0.09	358	47.00	7.900	593	95.00
Idaho	2	139,529.87	0.05	358	29.33	7.265	692	92.62
New Hampshire	1	125,792.82	0.04	358	45.00	7.000	622	90.00
Iowa	1	102,906.97	0.04	358	27.00	7.850	551	90.00
South Carolina	1	82,708.24	0.03	358	44.00	8.950	582	90.00
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Non-Owner Occupied	531	$68,606,139.02	24.20	356	32.56	7.416	672	90.13
Owner Occupied	1,278	209,868,506.67	74.04	358	37.74	7.405	631	93.71
Second Home	32	4,991,713.28	1.76	358	36.46	6.668	661	90.67
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	866	$123,945,769.11	43.73	357	38.68	7.255	634	93.25
Limited Documentation	124	19,406,284.55	6.85	358	35.18	7.323	635	93.27
Stated Documentation	851	140,114,305.31	49.43	357	34.70	7.529	649	92.31
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Purchase	1,841	$283,466,358.97	100.00	357	36.47	7.395	642	92.79
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
I	1,584	$240,164,545.14	84.72	357	36.08	7.368	644	92.83
II	62	9,413,867.32	3.32	358	35.70	7.628	634	92.18
III	68	9,580,281.70	3.38	356	38.07	7.664	614	92.92
IV	37	7,053,422.19	2.49	358	46.14	7.373	628	93.91
A+	50	9,682,236.83	3.42	358	35.98	7.569	645	92.06
A	36	6,589,346.26	2.32	358	39.07	7.419	634	91.90
C-	4	982,659.53	0.35	358	42.73	7.305	599	92.66
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Condo	194	$28,448,650.02	10.04	357	37.15	7.320	661	92.90
Manu. Housing / Mobile	5	508,521.63	0.18	358	40.22	7.404	646	90.47
Attached PUD	15	1,968,795.07	0.69	358	33.90	7.595	638	92.69
Detached PUD	217	37,603,925.27	13.27	357	37.49	7.414	628	93.14
Single Family Attached	2	264,324.60	0.09	358	41.81	7.756	612	92.62
Single Family Detached	1,223	178,957,709.94	63.13	357	36.05	7.382	639	92.75
2-4 Family	185	35,714,432.44	12.60	358	37.02	7.484	656	92.52
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	378	$63,848,719.03	22.52	357	36.01	7.634	648	92.68
12	93	16,611,524.94	5.86	356	36.77	7.478	649	92.64
24	879	131,526,957.39	46.40	358	36.45	7.407	635	92.78
36	491	71,479,157.61	25.22	357	36.84	7.139	646	92.92
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

DESCRIPTION OF THE GROUP I COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	1,841	$283,466,358.97	100.00	357	36.47	7.395	642	92.79
Total:	**1,841**	**$283,466,358.97**	**100.00**	**357**	**36.47**	**7.395**	**642**	**92.79**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000 - 11.499	4	$815,276.38	0.34	358	35.47	5.301	671	92.26
11.500 - 11.999	33	6,394,917.75	2.64	358	34.19	5.736	669	92.26
12.000 - 12.499	102	18,344,310.33	7.58	358	35.78	6.282	676	92.73
12.500 - 12.999	265	45,568,941.45	18.84	358	37.36	6.750	655	93.05
13.000 - 13.499	371	57,422,534.39	23.74	358	36.68	7.242	647	93.18
13.500 - 13.999	412	61,828,112.35	25.56	358	36.18	7.713	631	92.59
14.000 - 14.499	239	33,519,587.86	13.86	358	35.93	8.198	616	92.76
14.500 - 14.999	120	15,119,068.92	6.25	358	36.08	8.668	597	91.92
15.000 - 15.499	16	1,853,033.80	0.77	358	34.05	9.126	585	91.34
15.500 - 15.999	4	522,700.57	0.22	358	46.24	9.589	572	94.10
16.000 - 16.499	2	168,636.67	0.07	358	42.00	10.052	599	92.60
17.000 - 17.499	1	299,785.06	0.12	358	42.00	11.000	548	89.15
Total:	**1,569**	**$241,856,905.53**	**100.00**	**358**	**36.41**	**7.398**	**639**	**92.79**

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	4	$815,276.38	0.34	358	35.47	5.301	671	92.26
5.500 - 5.999	33	6,394,917.75	2.64	358	34.19	5.736	669	92.26
6.000 - 6.499	102	18,344,310.33	7.58	358	35.78	6.282	676	92.73
6.500 - 6.999	265	45,568,941.45	18.84	358	37.36	6.750	655	93.05
7.000 - 7.499	371	57,422,534.39	23.74	358	36.68	7.242	647	93.18
7.500 - 7.999	412	61,828,112.35	25.56	358	36.18	7.713	631	92.59
8.000 - 8.499	239	33,519,587.86	13.86	358	35.93	8.198	616	92.76
8.500 - 8.999	120	15,119,068.92	6.25	358	36.08	8.668	597	91.92
9.000 - 9.499	16	1,853,033.80	0.77	358	34.05	9.126	585	91.34
9.500 - 9.999	4	522,700.57	0.22	358	46.24	9.589	572	94.10
10.000 - 10.499	2	168,636.67	0.07	358	42.00	10.052	599	92.60
11.000 - 11.499	1	299,785.06	0.12	358	42.00	11.000	548	89.15
Total:	**1,569**	**$241,856,905.53**	**100.00**	**358**	**36.41**	**7.398**	**639**	**92.79**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500 - 4.749	834	$124,827,483.65	51.61	358	36.39	7.421	640	92.66
4.750 - 4.999	2	136,578.96	0.06	358	28.84	7.106	656	90.00
5.500 - 5.749	85	16,145,323.67	6.68	358	37.36	7.477	639	92.08
6.000 - 6.249	71	10,437,091.00	4.32	358	36.44	7.570	644	92.22
6.250 - 6.499	2	277,703.12	0.11	358	40.66	7.717	608	93.41
6.500 - 6.749	571	89,439,090.58	36.98	358	36.28	7.331	637	93.15
7.000 - 7.249	4	593,634.55	0.25	358	34.34	7.489	621	93.47
Total:	**1,569**	**$241,856,905.53**	**100.00**	**358**	**36.41**	**7.398**	**639**	**92.79**

DESCRIPTION OF THE GROUP I COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
March 2006	102	$16,062,711.43	6.64	356	37.32	7.252	639	93.27
April 2006	1,146	174,158,260.01	72.01	358	36.38	7.425	637	92.73
May 2006	2	153,935.53	0.06	359	26.77	7.496	653	92.32
March 2007	21	3,967,642.77	1.64	357	37.25	7.134	650	92.90
April 2007	298	47,514,355.79	19.65	358	36.18	7.369	644	92.82
Total:	**1,569**	**$241,856,905.53**	**100.00**	**358**	**36.41**	**7.398**	**639**	**92.79**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	1,569	$241,856,905.53	100.00	358	36.41	7.398	639	92.79
Total:	**1,569**	**$241,856,905.53**	**100.00**	**358**	**36.41**	**7.398**	**639**	**92.79**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	1,569	$241,856,905.53	100.00	358	36.41	7.398	639	92.79
Total:	**1,569**	**$241,856,905.53**	**100.00**	**358**	**36.41**	**7.398**	**639**	**92.79**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	161	
Aggregate Current Principal Balance:	$66,254,153.83	$333,811.16 - $534,268.82
Average Current Principal Balance:	$411,516.48	
Aggregate Original Principal Balance:	$66,373,163.00	$334,400.00 - $535,500.00
Average Original Principal Balance:	$412,255.67	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	6.872%	5.250% - 9.000%
Wtd. Avg. Original Term (months):	360	360 – 360
Wtd. Avg. Remaining Term (months):	358	357 – 359
Wtd. Avg. Margin (ARM Loans Only):	5.570%	4.500% - 6.500%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	12.885%	11.250% - 14.400%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	6.885%	5.250% - 8.400%
Wtd. Avg. Original LTV:	92.93%	87.00% - 95.00%
Wtd. Avg. Borrower FICO:	654	553 – 799
Geographic Distribution (Top 5):	CA 42.09%	
	NY 17.38%	
	FL 9.21%	
	IL 5.71%	
	MA 3.69%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	99	$40,783,311.68	61.56	358	40.54	6.875	651	93.13
3-yr Fixed/Adjustable Rate	35	14,625,121.39	22.07	358	39.74	6.914	646	92.64
Fixed Rate	27	10,845,720.76	16.37	358	37.21	6.801	675	92.60
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
300,000.01 - 350,000.00	25	$8,546,661.00	12.88	358	38.01	7.008	656	92.56
350,000.01 - 400,000.00	59	22,022,508.00	33.18	358	40.67	6.795	649	93.75
400,000.01 - 450,000.00	27	11,512,754.00	17.35	358	39.77	6.747	652	93.29
450,000.01 - 500,000.00	44	21,177,957.00	31.91	358	39.11	6.961	655	92.46
500,000.01 - 550,000.00	6	3,113,283.00	4.69	358	43.78	6.890	686	90.00
Total:	**161**	**$66,373,163.00**	**100.00**	**358**	**39.82**	**6.871**	**654**	**92.93**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
300,000.01 - 350,000.00	26	$8,881,442.69	13.41	358	37.82	6.960	658	92.66
350,000.01 - 400,000.00	59	22,032,723.78	33.25	358	40.54	6.806	649	93.67
400,000.01 - 450,000.00	26	11,092,476.75	16.74	358	40.23	6.754	650	93.41
450,000.01 - 500,000.00	44	21,139,176.27	31.91	358	39.11	6.961	655	92.46
500,000.01 - 550,000.00	6	3,108,334.34	4.69	358	43.78	6.890	686	90.00
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
301 - 360	161	$66,254,153.83	100.00	358	39.82	6.872	654	92.93
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	5	$2,110,630.74	3.19	358	44.49	5.300	678	91.50
5.500 - 5.999	15	6,111,337.56	9.22	358	39.27	5.790	682	92.13
6.000 - 6.499	30	12,688,485.94	19.15	358	39.47	6.276	652	93.01
6.500 - 6.999	47	19,094,135.03	28.82	358	39.72	6.784	656	93.38
7.000 - 7.499	30	12,064,145.58	18.21	358	41.19	7.231	653	93.07
7.500 - 7.999	22	9,243,007.67	13.95	358	39.20	7.740	646	92.24
8.000 - 8.499	11	4,447,954.12	6.71	358	39.12	8.165	621	93.84
9.000 - 9.499	1	494,457.19	0.75	358	24.00	9.000	663	90.99
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
85.01 - 90.00	59	$25,156,219.12	37.97	358	40.01	6.810	658	89.86
90.01 - 95.00	102	41,097,934.71	62.03	358	39.71	6.909	652	94.81
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
540 - 559	2	$887,788.80	1.34	358	40.33	7.012	554	92.22
560 - 579	4	1,694,874.20	2.56	358	40.01	7.829	578	90.00
580 - 599	7	2,732,358.29	4.12	358	42.60	7.129	589	93.74
600 - 619	22	8,822,978.04	13.32	358	43.39	6.966	609	93.08
620 - 639	35	14,475,634.20	21.85	358	40.22	6.849	630	93.59
640 - 659	27	10,824,896.77	16.34	358	39.80	6.847	651	93.01
660 - 679	22	9,170,069.57	13.84	358	38.18	6.983	668	93.00
680 - 699	16	6,653,583.61	10.04	358	39.30	6.853	691	91.64
700 - 719	13	5,420,105.20	8.18	358	36.36	6.819	707	92.35
720 - 739	4	1,698,796.60	2.56	358	35.98	6.337	726	93.82
740 - 759	7	3,136,165.02	4.73	358	38.79	6.109	747	93.39
760 - 779	1	341,464.79	0.52	358	49.00	7.250	761	90.00
780 - 799	1	395,438.74	0.60	358	36.00	6.550	799	95.00
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	1	$483,442.27	0.73	358	16.00	7.250	690	90.00
20.01 - 25.00	8	3,117,647.43	4.71	358	22.88	7.588	661	91.94
25.01 - 30.00	15	6,029,829.46	9.10	358	28.02	6.756	655	92.93
30.01 - 35.00	19	8,006,173.02	12.08	358	33.15	6.875	674	93.62
35.01 - 40.00	30	12,465,133.27	18.81	358	38.04	6.836	661	92.81
40.01 - 45.00	45	18,198,459.90	27.47	358	43.16	6.840	651	93.29
45.01 - 50.00	41	16,972,950.22	25.62	358	48.03	6.760	642	92.62
50.01 - 55.00	2	980,518.26	1.48	358	51.00	8.043	633	92.39
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Arizona	3	$1,147,377.27	1.73	358	40.39	7.086	636	95.00
California	69	27,886,796.73	42.09	358	41.20	6.566	652	93.12
Colorado	2	780,056.02	1.18	358	34.31	6.404	667	89.62
Connecticut	1	493,701.64	0.75	357	46.00	6.700	624	90.00
Delaware	1	474,526.35	0.72	359	42.00	5.800	743	90.00
Florida	14	6,102,971.33	9.21	358	41.79	7.272	646	93.67
Hawaii	1	534,268.82	0.81	358	38.00	5.250	749	90.00
Illinois	9	3,780,010.62	5.71	358	35.00	7.770	661	92.74
Indiana	1	422,147.60	0.64	358	22.00	5.950	709	90.00
Maryland	3	1,084,763.69	1.64	358	36.52	7.305	623	93.41
Massachusetts	6	2,442,902.80	3.69	358	38.34	7.179	650	92.19
Minnesota	3	1,170,971.95	1.77	358	42.93	6.801	683	94.95
Nevada	4	1,702,908.34	2.57	358	37.14	6.609	660	92.32
New Jersey	3	1,252,340.52	1.89	358	41.82	6.835	626	95.00
New York	27	11,512,132.04	17.38	358	40.59	6.961	657	92.75
Oregon	1	341,490.77	0.52	358	26.00	7.500	637	95.00
Rhode Island	2	718,738.71	1.08	358	37.42	6.295	665	95.00
Tennessee	1	457,286.57	0.69	358	43.00	8.025	601	95.00
Texas	5	2,103,395.26	3.17	358	32.53	7.503	664	90.58
Utah	1	333,811.16	0.50	358	45.00	6.650	709	95.00
Washington	4	1,511,555.64	2.28	358	33.91	7.788	629	91.24
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	146	$60,028,949.69	90.60	358	40.45	6.846	649	93.21
Non-Owner Occupied	14	5,750,677.79	8.68	358	33.03	7.224	696	90.23
Second Home	1	474,526.35	0.72	359	42.00	5.800	743	90.00
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Stated Documentation	109	$45,174,273.39	68.18	358	39.66	7.032	654	92.52
Full Documentation	46	18,654,920.94	28.16	358	39.33	6.551	652	93.99
Limited Documentation	6	2,424,959.50	3.66	358	46.61	6.352	663	92.45
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Purchase	161	$66,254,153.83	100.00	358	39.82	6.872	654	92.93
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
I	127	$52,197,167.65	78.78	358	38.91	6.800	658	93.05
II	9	3,632,749.64	5.48	358	44.13	7.272	640	92.01
III	2	869,002.79	1.31	358	32.53	7.710	586	92.16
IV	7	2,950,355.86	4.45	358	47.98	6.757	650	94.72
A+	5	1,834,057.31	2.77	358	39.11	7.005	638	91.09
A	9	3,790,302.32	5.72	358	40.99	7.005	646	92.07
C-	2	980,518.26	1.48	358	51.00	8.043	633	92.39
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	105	$42,584,078.37	64.27	358	40.41	6.770	652	93.30
PUD Detached	30	12,095,026.03	18.26	358	37.91	7.017	652	92.29
2-4 Family	14	6,636,297.88	10.02	358	39.95	6.992	668	92.39
Condo	12	4,938,751.55	7.45	358	39.29	7.231	661	92.08
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	51	$20,899,861.58	31.54	358	39.62	7.185	655	92.72
12	12	5,030,274.81	7.59	358	43.02	6.970	661	93.19
24	67	27,559,748.53	41.60	358	40.10	6.751	653	93.41
36	31	12,764,268.91	19.27	358	38.29	6.579	652	92.16
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

DESCRIPTION OF THE GROUP II COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Non-conforming	161	$66,254,153.83	100.00	358	39.82	6.872	654	92.93
Total:	**161**	**$66,254,153.83**	**100.00**	**358**	**39.82**	**6.872**	**654**	**92.93**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000 - 11.499	3	$1,192,047.53	2.15	358	46.91	5.338	643	92.66
11.500 - 11.999	12	5,038,363.67	9.09	358	40.70	5.811	688	92.46
12.000 - 12.499	27	11,416,995.33	20.61	358	39.73	6.273	651	92.98
12.500 - 12.999	38	15,485,329.55	27.95	358	39.63	6.777	649	93.45
13.000 - 13.499	25	10,089,082.85	18.21	358	41.11	7.240	648	93.06
13.500 - 13.999	18	7,738,660.02	13.97	358	41.05	7.746	645	91.97
14.000 - 14.499	11	4,447,954.12	8.03	358	39.12	8.165	621	93.84
Total:	**134**	**$55,408,433.07**	**100.00**	**358**	**40.33**	**6.885**	**650**	**93.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	3	$1,192,047.53	2.15	358	46.91	5.338	643	92.66
5.500 - 5.999	12	5,038,363.67	9.09	358	40.70	5.811	688	92.46
6.000 - 6.499	27	11,416,995.33	20.61	358	39.73	6.273	651	92.98
6.500 - 6.999	38	15,485,329.55	27.95	358	39.63	6.777	649	93.45
7.000 - 7.499	25	10,089,082.85	18.21	358	41.11	7.240	648	93.06
7.500 - 7.999	18	7,738,660.02	13.97	358	41.05	7.746	645	91.97
8.000 - 8.499	11	4,447,954.12	8.03	358	39.12	8.165	621	93.84
Total:	**134**	**$55,408,433.07**	**100.00**	**358**	**40.33**	**6.885**	**650**	**93.00**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500 - 4.749	53	$22,537,485.68	40.68	358	40.38	7.065	657	92.87
5.500 - 5.749	14	5,809,170.71	10.48	358	41.36	7.182	641	92.09
6.000 - 6.249	3	1,236,647.99	2.23	358	34.80	7.779	647	93.20
6.500 - 6.749	64	25,825,128.69	46.61	358	40.33	6.619	646	93.30
Total:	**134**	**$55,408,433.07**	**100.00**	**358**	**40.33**	**6.885**	**650**	**93.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
March 2006	10	$4,154,397.09	7.50	357	44.42	7.006	631	93.52
April 2006	87	35,637,255.82	64.32	358	40.04	6.861	652	93.17
May 2006	2	991,658.77	1.79	359	42.52	6.843	720	90.00
April 2007	35	14,625,121.39	26.40	358	39.74	6.914	646	92.64
Total:	**134**	**$55,408,433.07**	**100.00**	**358**	**40.33**	**6.885**	**650**	**93.00**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	134	$55,408,433.07	100.00	358	40.33	6.885	650	93.00
Total:	**134**	**$55,408,433.07**	**100.00**	**358**	**40.33**	**6.885**	**650**	**93.00**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	134	$55,408,433.07	100.00	358	40.33	6.885	650	93.00
Total:	**134**	**$55,408,433.07**	**100.00**	**358**	**40.33**	**6.885**	**650**	**93.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS Greenwich Capital

Asset-Backed Finance	
Brian Bernard	(203) 622-5693
Adam Smith	(203) 618-2271
Patrick Leo	(203) 618-2952
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

Rating Agency Contacts

Standard & Poor's	
Connor Kelly	(212) 438-2448
Moody's	
Dhruv Mohindra	(212) 553-4143